Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

June 30, 2013

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. The Company is headquartered in Littleton, CO with assets predominantly located in the United States. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company.”

The following provides management’s discussion and analysis of results of operations and financial condition for the three and six months ended June 30, 2013 and 2012. The Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on July 25, 2013. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2012, 2011, and 2010. All figures are presented in Canadian dollars, unless otherwise noted. The financial statements and related information herein have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

During 2013, the Company is anticipating the start of production and sales in one of its U.S. subsidiaries now that permitting and licensing is complete and the construction at the Lost Creek Project is significantly advanced. As such, the U.S. operations should become self-sustaining. Therefore, effective January 1, 2013, the Company switched to the U.S. dollar from the Canadian dollar as the functional currency of its U.S. entities. The Company is continuing to use the Canadian dollar as its reporting currency.

Ur-Energy has been a “foreign private issuer,” as the term is defined in Rule 405 under the Securities Act, and, therefore, has not been required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, and related rules and regulations.  Because the Company does not satisfy other requirements for being a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned of record by non-residents of the U.S.  Annually, the Company reviews its geographic share ownership to evaluate its foreign private ownership status.  As of June 30, 2013, more than half of the Company’s shares are directly or indirectly majority owned by U.S. holders and therefore the Company no longer is qualified as a foreign private issuer.  Effective January 1, 2014, the Company will be required to meet disclosure and reporting requirements applicable to U.S. domestic issuers.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s timeframe for events leading to and culminating in the commencement of production at Lost Creek (including procurement, construction and commissioning); (ii) the timing and outcome of the challenge to the Bureau of Land Management Record of Decision; (iii) ability and timing of the Company to secure project financing including the state bond process; (iv) the technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the Lost Creek Property); (v) the ability to complete the acquisition of Pathfinder Mines Corporation pursuant to the definitive agreement, and the timing for closing of the transaction; (vi) the ability to complete additional favorable uranium sales agreements and the ability to reduce exposure to volatile market conditions; (vii) the production rates and timeline of the Lost Creek Project; (viii) the potential of exploration targets throughout the Lost Creek Property (including the ability to expand resources); and (ix) the long term effects on the uranium market of events in Japan in 2011 including supply and demand projections.   These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in pending and potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE MKT LLC (“NYSE MKT”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form 40-F, dated February 27, 2013, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

NI 43-101 Review of Technical Information: John Cooper, Ur-Energy Project Geologist, P.Geo. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, and Catherine Bull, Ur-Energy Project Engineer, Wyoming P.E. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties in the United States and Canada. The Company is primarily focused on exploration within the geological uranium province centered on Wyoming. The Company’s Lost Creek Project has received all necessary licenses and permits for construction which began in October 2012.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek Property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the property contains mineral reserves. However, the Company’s April 30, 2012 NI 43-101 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” outlines the economic potential of the Lost Creek Property. The recovery of investments recorded in mineral properties is dependent upon the discovery of economic resources, the ability of the Company to obtain the necessary financing to develop the properties, and the ability to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Selected Information

The following table contains selected financial information as of June 30, 2013 and December 31, 2012.

	As of June 30, 2013	As of December 31, 2012
	$	$

Total assets	102,845,155	73,741,840
Total liabilities	(39,266,088)	(3,834,495)

Net assets	63,579,067	69,907,345

Capital stock and contributed surplus	195,847,421	192,296,503
Accumulated other comprehensive loss	(2,868,081)	-
Deficit	(129,400,273)	(122,389,158)

Shareholders’ equity	63,579,067	69,907,345

The following table contains selected financial information for the three and six months ended June 30, 2013 and 2012 and cumulative information from inception of the Company on March 22, 2004 through June 30, 2013.

	Three Months	Three Months	Six Months	Six Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
	$	$	$	$	$

Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses (1)	(3,941,000)	(2,998,435)	(7,033,753)	(6,015,278)	(140,736,304)
Interest income	19,309	91,637	38,017	155,160	9,924,265
Loss on equity investment	(1,836)	(2,327)	(2,076)	(34,151)	(424,390)
Foreign exchange gain (loss)	(2,349)	380,428	(2,309)	(4,830)	302,202
Other income (loss)	(5,751)	(11,625)	(10,994)	964,320	1,829,494
Loss before income taxes	(3,931,627)	(2,540,322)	(7,011,115)	(4,934,779)	(129,104,733)
Income tax expense	Nil	Nil	Nil	Nil	(295,540)
Net loss for the period	(3,931,627)	(2,540,322)	(7,011,115)	(4,934,779)	(129,400,273)

Loss per common share:
Basic and diluted	(0.03)	(0.02)	(0.06)	(0.04)

Cash dividends per common share	Nil	Nil	Nil	Nil

(1) Stock based compensation included in total expenses	293,747	673,654	633,320	1,385,351	21,983,212

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

The Company has not generated any revenue from its operating activities to date. The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense, operating expense and write-off of mineral property costs. Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company to date. The Company has no present intention of paying cash dividends on its common shares as all available funds will be invested to finance new and existing exploration, development, construction activities and debt service.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Jun. 30	Mar.31	Dec. 30	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
	2013	2013	2012	2012	2012	2012	2011	2011
	$	$	$	$	$	$	$	$

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,941,000)	(3,092,753)	(3,772,669)	(4,093,936)	(2,998,435)	(3,016,843)	(3,446,960)	(4,330,444)
Interest income	19,309	18,708	67,845	85,142	91,637	63,523	48,606	55,187
Loss on equity investment	(1,836)	(240)	(7,578)	(22,357)	(2,327)	(31,824)	(283,918)	(298)
Foreign exchange gain (loss)	(2,349)	40	77,851	(456,457)	380,428	(385,258)	(253,370)	1,122,547
Other income (loss)	(5,751)	(5,243)	(5,092)	(1,774)	(11,625)	975,945	(4,575)	(10,908)
Loss before income taxes	(3,931,627)	(3,079,488)	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)	(3,163,916)
Income tax expense	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss for the period	(3,931,627)	(3,079,488)	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)	(3,163,916)

Loss per common share:
Basic and diluted	(0.03)	(0.03)	(0.03)	(0.04)	(0.02)	(0.02)	(0.04)	(0.03)

The above table reflects the trend of expenses to be higher in the third and fourth quarters of the year which was based in prior years on the end of greater sage grouse breeding and brooding season in July and the commencement of drilling activities. The current quarter reflects unusually high expenses, but that was due to the write off of two mineral properties (one of which was included in investments) which totaled approximately $1.3 million. Eliminating those transactions would reflect that the current quarter was in line with previous periods.

The other item of note is the virtual elimination of foreign exchange gains / losses due to the change to US$ as the functional currency of the U.S. operations. This income statement item has created significant swings in the size of the quarterly loss as the exchange rates have varied positively and negatively. As a result of the diminishment of this line, there is more consistency between periods regarding net losses and loss per share.

Overall Performance and Results of Operations

From inception through June 30, 2013, the Company has raised net cash proceeds of $166.0 million from the issuance of common shares and warrants and from the exercise of warrants and stock options. The Company has also raised US$18.6 million net of fees through a Senior Secured Loan Facility (“the Loan Facility”). As at June 30, 2013, the Company held cash and cash equivalents, and short-term investments totaling $12.4 million. The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

The main focus of the Company for the second quarter of 2013 was the advancement of the production facility at Lost Creek including the processing plant, site improvements, disposal wells and wellfields. The Company has increased its staff by 24 new individuals during the quarter, primarily for the operation of the Lost Creek facility. At the end of the period, Groathouse Construction was approximately 90% finished with the construction of the processing facility and the installation of the related vessels and equipment. Two disposal wells have been drilled, completed and tested. Employees of the Nuclear Regulatory Commission (“NRC”) were on site during the week of June 24 for a pre-operational inspection required to obtain approval to begin production from the operation. The inspection remains open pending the implementation of certain recommendations arising from the inspection. The project continues to be on schedule for the start of commercial production in third quarter.

The purchase of Pathfinder Mines Corporation (“Pathfinder”) from COGEMA Resources, Inc. (“COGEMA”), an AREVA Mining affiliate, is continuing to advance. The Company recently announced that the NRC has approved the change of control transfer of the NRC License for the Shirley Basin mine site owned by Pathfinder to the Company and the change of control transfer to COGEMA of the LuckyMc tailing site, which will remain the obligation of COGEMA as the site is transferred to the U.S. Department of Energy. The Company continues to advance the remaining regulatory and governmental approvals, which are anticipated in the near future. The closing remains subject to other customary closing conditions and is expected later in 2013, pursuant to further agreement of the parties.

Mineral Properties

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek Property is located in the Great Divide Basin, Wyoming and comprises six projects covering a total of approximately 42,000 acres (17,000 hectares): Lost Creek permit area (“Lost Creek Project”), EN, LC South, LC North, LC East and LC West.

The uranium deposit at the Lost Creek Project is referred to as the Main Mineral Trend (“MMT”).  Production from the first mine unit is currently expected in the second half of 2013.  The Company’s East Mineral Trend (the “EMT”) is a second, mineral trend of significance.  It was identified by historic drilling on the lands forming LC East.  Although geologically similar, it appears to be a separate and independent trend from the MMT.

In April 2013, the Company executed a royalty purchase agreement with the royalty holder who owned the only private royalty reserved on the Lost Creek Project. The 1.67% royalty had existed with respect to future production of uranium on 20 mining claims at the Lost Creek Project.  The Company issued one million common shares of the Company with a fair value of US $762,867 in full consideration of the conveyance and termination of the royalty interest.  There is a royalty on the State of Wyoming section under lease at the project, as required by law; however, no production from the state lease is currently proposed.  Other royalties exist on certain mining claims on the LC South and EN Projects, and the State of Wyoming leases at the LC West and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

Lost Creek Project Development and Construction

Construction activities required to initiate production commenced at Lost Creek in October 2012. Since construction began, the Company has incurred $48 million to date in construction, equipment purchases and wellfield development costs through June 30, 2013. During the period, construction of the processing plant continued.  With the large equipment in place, continuing work during the period included piping, plumbing, electric, HVAC and air supply systems. The build-out of the offices and lab, as well as the shop building are nearing completion. Pipelines and valve stations from Mine Unit 1 to the plant are installed; two header houses for Mine Unit 1 are complete and ready for production; two additional header houses are on site, being prepared for use; and others currently are being fabricated.  Two disposal wells have been drilled, completed and tested. As reported previously, subsurface engineering of the two deep water disposal wells is complete. Instrumentation and programming work, which will incorporate all operational, geologic, drilling, and compliance data, is nearing completion.  Road construction and fencing around the plant are complete. Sufficient staff has been hired to operate the facilities.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Initial review of the drill results in the ongoing development and construction drilling reveals the character of the uranium roll fronts to be consistent with historic mapping and analyses, including those from which the April 2012 Lost Creek Property Preliminary Economic Assessment (“April 2012 PEA”) was generated. As the Company completes its analyses of these construction drilling results, it anticipates issuing an updated technical report. Based on a generalized review, there has been no material variance to date with the costs contemplated by the economic analysis of the April 2012 PEA.

The Company has secured six uranium sales agreements related to production from Lost Creek spanning 2013 – 2019, including the first of Lost Creek’s later term agreements, announced by the Company in early July.  These long-term contracts call for deliveries over multi-year periods at defined prices.

Lost Creek Regulatory and Legal Proceedings

All of the licenses and permits necessary for construction and operations have been issued for the Lost Creek Project.  The NRC issued the Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project in 2011. In April 2013, the Company received the NRC License amendment for the yellowcake drying and packaging circuit at the Lost Creek plant.

In November 2012, a Wyoming-based group filed a petition in the U.S. District Court for Wyoming for the review of the Bureau of Land Management’s Record of Decision.  Following the Court’s denial of petitioner’s motion for injunctive relief (March 2013), the review on the merits is now proceeding pursuant to the schedule set by the Court.

The Bootheel Project, LLC

Crosshair Energy Corporation (“Crosshair”) has been the Manager of the Bootheel Project venture since 2007.  Since March 31, 2012, the Company’s ownership interest has been approximately 19%.  In February 2013, the private mineral lease and use agreements for the Bootheel property of the Project expired and efforts to renegotiate an additional term have been unsuccessful.  At this time, no further negotiations are anticipated.  Certain portions of the minerals included in 2012 Technical Report issued by Crosshair are located on those lands at Bootheel property.  The Management Committee of the Bootheel Project has determined to abandon certain unpatented mining claims at the Bootheel property, while retaining mining claims and the State of Wyoming uranium lease on which the remaining reported mineral resource is located.  There is no reported mineral resource at the Buck Point property.  The Management Committee determined to abandon all unpatented mining claims at Buck Point.  As a result, the Company’s investment in the Buck Point property (US$969,329) has been written off.  An impairment analysis of the remaining investment at the Bootheel property confirmed that no adjustment is required at this time.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Three and Six Months Ended June 30, 2013 Compared to Three and Six Months Ended June 30, 2012

The following table summarizes the results of operations for the three months ended June 30, 2013 and 2012:

	Three Months Ended June 30,
	2013	2012
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(606,869)	(838,468)
Development expense	(673,029)	(672,452)
General and administrative	(1,390,950)	(1,487,515)
Write-off of investments	(1,000,348)	Nil
Write-off of mineral properties	(269,804)	Nil
Net loss from operations	(3,941,000)	(2,998,435)
Interest income	19,309	91,637
Loss from equity investment	(1,836)	(2,327)
Foreign exchange gain (loss)	(2,349)	380,428
Other income (loss)	(5,751)	(11,625)
Loss before income taxes	(3,931,627)	(2,540,322)
Income tax expense	Nil	Nil
Net loss for the period	(3,931,627)	(2,540,322)

Loss per share – basic and diluted	(0.03)	(0.02)

The following table summarizes the results of operations for the six months ended June 30, 2013 and 2012:

	Six Months Ended December 31,
	2013	2012
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(1,205,806)	(1,651,846)
Development expense	(1,631,576)	(1,039,108)
General and administrative	(2,926,219)	(3,324,324)
Write-off of investments	(1,000,348)	Nil
Write-off of mineral properties	(269,804)	Nil
Net loss from operations	(7,033,753)	(6,015,278)
Interest income	38,017	155,160
Loss from equity investment	(2,076)	(34,151)
Foreign exchange gain (loss)	(2,309)	(4,830)
Other income (loss)	(10,994)	964,320
Loss before income taxes	(7,011,115)	(4,934,779)
Income tax expense	Nil	Nil
Net loss for the period	(7,011,115)	(4,934,779)

Loss per share – basic and diluted	(0.06)	(0.04)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Expenses

Total expenses for the three and six months ended June 30, 2013 were $3.9 million and $7.0 million, respectively, and include exploration and evaluation expense, development expense and G&A expense. These expenses increased by $0.9 million and $1.0 million compared to the respective three and six month periods in 2012.

Exploration and evaluation expense consists of labor and associated costs of the exploration geology department as well as land holding and exploration costs including drilling and analysis on properties which have not reached the permitting or operations stage. These expenses decreased $0.2 million and $0.4 million for the three and six months ended June 30, 2013, compared to the same periods in 2012. Payroll and stock based compensation costs declined by $0.4 million and $0.6 million for the three and six months ended June 30, 2013 compared to the comparable periods in 2012 due to the transfer of some employees to mine construction on a full time basis and a reduction in stock based compensation costs. This was partially offset by the payment of $0.2 million for certain annual claim maintenance in June, 2013 which was a month earlier than the fees were paid in 2012.

Development expense relates to expenses incurred at the Company’s Lost Creek Project prior to receipt of the final regulatory approval, Lost Creek costs that are not directly attributable to the construction activities and expenses incurred at the LC East project which is considered development because it is more advanced in terms of delineation drilling. Overall expenses remained constant for the three months and increased $0.6 million for the six months ended June 30, 2013, respectively, compared to 2012. Drilling increased $0.3 million and $0.6 million for the three and six month periods, respectively, compared to 2012. Outside services and consulting increased $0.2 and $0.4 million during those same periods. The increases were all related to activities at LC East and the KM horizon at Lost Creek, neither of which is permitted.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel, facility and support costs. Expenses decreased $0.1 million and $0.4 million for the three and six months ended June 30, 2013, respectively, compared to 2012. This is primarily due to a decrease in stock based compensation expenses of $0.3 million and $0.5 million for the three and six month periods in 2013, respectively compared to 2012. This was partially offset by an increase of $0.1 million in legal fees for both periods.

Write off of investments increased by $1.0 million for both the three and six month periods ended June 30, 2013 as the management of the Bootheel venture elected to allow the claims to expire without renewal on the Buck Point property which contained no economic mineralization.

Write off of mineral properties increased by $0.3 million for both the three and six month periods ended June 30, 2013 as the Company decided to abandon claims at South Granite Mountain.

Other Income and Expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The decrease in interest income was driven by lower average cash resources in the six months ended June 30, 2013 as compared to 2012 due to costs associated with the construction of the Lost Creek facility starting in October, 2012.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Because of the conversion of functional currency to the US$ for U.S. operations, gains and losses from foreign exchange no longer include the gains and losses associated with translating U.S. balances into Canadian dollars. As a result, these transactions are no longer significant.

In February 2012, the Company exchanged its database of geologic information in the Southwest Powder River Basin, Wyoming for mineral claims, state leases and related data which primarily comprises most of LC East. The fair value of the property received was $1.0 million which is reported in other income for the six months ended June 30, 2012.

Income Taxes

In the six months ended June 30, 2013 and 2012, the Company recorded operating losses in both Canada and the United States. Management has concluded that it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the three and six months ended June 30, 2013 were $0.03 and $0.06, respectively (2012 – $0.02 and $0.04, respectively). The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As of June 30, 2013, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $12.4 million, a decrease of $5.5 million from the December 31, 2012 balance of $17.9 million. The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit. The Company used $2.9 million and $0.8 million for operating activities during the three and six months ended June 30, 2013, respectively. During those same periods, the Company used $12.8 and $25.4 million for investing activities (excluding short-term investment transactions). The Company generated $20.2 million from financing activities for both the three and six month periods ended June 30, 2013.

The Company has financed its operations from its inception primarily through the issuance of equity securities and debt financing and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from the Lost Creek Project.  Construction and development of the Lost Creek Project commenced in October 2012.  Initial production is anticipated in the second half of 2013.

Additional funding will be required in order to achieve production at Lost Creek and complete the acquisition of Pathfinder.  As a result, the Company is currently in discussions with certain financial sources to secure further debt financing.

The Company, through its wholly-owned subsidiary Lost Creek ISR, LLC, continues to progress its bond-financing application to be funded through the State of Wyoming’s Industrial Development Bond program.  The application was approved in September 2012 by the Wyoming Business Council, subject to certain conditions and covenants, and recommended to the Governor, Treasurer and Attorney General.  The Governor provided his letter of recommendation to the Treasurer and Attorney General in January 2013, following the completion of the WBC’s due diligence. The Company is currently working with the State and Sweetwater County to advance documents for the closing of the loan facility.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

On May 13, 2013, the Company entered into a bridge loan agreement (the "Bridge Loan") with RMB Australia Holdings, LLC (“RMBAH”). The Bridge Loan was in the amount of US$5.0 million and was funded on May 14, 2013. The Bridge Loan was intended to provide for interim working capital for Lost Creek project development prior to receiving funds to be provided by either the State of Wyoming or the RMBAH Loan Facility discussed below. The Bridge Loan provided for interest at 7.5% per annum in addition to a 4% origination fee all of which was capitalized as construction period interest. The Company was required to repay the Bridge Loan upon receipt of funds from any source in an amount exceeding US$6.0 million or at the maturity date of July 31, 2013. Accordingly, the Bridge Loan was paid with proceeds from the Senior Secured Loan Facility (the “Loan Facility”) described below. The Bridge Loan was collateralized by a general security agreement in favor of the lender.

On June 24, 2013, the Company entered into a US$20.0 million Loan Facility with RMBAH. The Loan Facility is intended to fund the acquisition and advancement of the Pathfinder assets in Wyoming, and provide other interim Lost Creek development costs pending final approval of the Wyoming State Industrial Development Bond financing. The Loan Facility was fully drawn out as of June 30, 2013.

The Loan Facility carries interest at 7.5% plus the three month LIBOR rate recalculated at the start of each calendar quarter. For the quarter ending September 30, 2013, the rate is approximately 7.77%. In addition, the Company issued 4,294,167 warrants at an exercise price of C$1.20 per common share and a five-year expiry. Using the Black-Scholes calculations, the warrants were calculated to have a value of approximately US$2.0 million. The Company also paid an arrangement fee of 6% (US$1.2 million) and legal fees to RMBAH totalling approximately the US$0.2 million. The total effective interest rate on the Loan Facility is 18.2%. All loan fees are being amortized over the life of the loan.

Interest on the Loan Facility is due and payable at the end of each calendar quarter commencing September 30, 2013. The Loan Facility principal are payable at the rate of US$2.5 million per quarter. The first principal payment will be due March 31, 2014. The loan matures on December 31, 2015. The Loan Facility is collateralized by the assets associated with the Lost Creek property and will be secured by a general security interest and pledge agreement over Pathfinder Mines Corporation when the acquisition closes.

Should the necessary financing not be available to the Company on a timely basis, it may be necessary to defer certain discretionary expenditures to preserve working capital.  A delay in funding may also impact the Company’s ability to complete the Pathfinder acquisition.

Operating activities used $2.9 million and $0.8 million during the three and six months ended June 30, 2013, respectively, as compared to using $2.4 million and $4.8 million of cash resources for the three and six month period ended June 30, 2012, respectively. The decline was due primarily to the assignment of a portion of two sales contracts which generated US$5.1 million during the six months ended June 30, 2013 which will be reflected as revenue when the obligations associated with the sales have been satisfied. This is offset by an increase in prepaid expenses of $0.2 million and $0.4 million for the three and six month periods due to the premiums on surety bonds used to secure reclamation obligations.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

During the three and six months ended June 30, 2013, the Company invested $12.0 million and $21.5 million, respectively in equipment and other costs related to the construction of the Lost Creek plant, wellfield and related disposal wells. In addition, the Company increased its restricted cash by $3.0 million during the six months due to obtaining additional surety bond coverage for future reclamation activities reflecting the increased disturbance at Lost Creek due to the construction.

During the three and six months ended June 30, 2013, the Company generated $19.2 million primarily from the Bridge Loan and the Loan Facility discussed above.

Partial Assignment of Sales Contracts

In March 2013, the Company assigned a portion of the contractual delivery obligations under two of its sales contracts to a natural resources trading company in exchange for a cash payment of US$5.1 million. The Company will reflect the payment as revenue when the contractual obligations under the contracts are settled.

Shareholder Rights Plan

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities. The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan was reconfirmed by shareholders at the Company’s annual and special meeting of shareholders on May 10, 2012.

Outstanding Share Data

As of July 25, 2013, the Company had 122,466,648 common shares and 8,408,150 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As of	As of
	June 30, 2013	December 31, 2012
	$	$

Cash on deposit at banks	1,315,483	261,209
Money market funds	11,108,730	11,239,066

	12,424,213	11,500,275

The Company’s short-term investments are composed of:

	As of	As of
	June 30, 2013	December 31, 2012
	$	$

Guaranteed investment certificates	-	6,430,161
Certificates of deposit	10,789	10,218

	10,789	6,440,379

Going Concern

The consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, which assumes the Company will be able to meet the mandatory Loan Facility payments beginning March 31, 2014. As at June 30, 2013, the Company has a working capital deficiency of $0.6 million. The working capital deficiency results primarily from the Company's principal payments of US$5.0 million due under the Loan Facility that are classified as a current liability as their contractual repayment terms are due in less than one year.

As a part of the Company's plan to finance its construction, operations and acquisitions the Company is most actively pursuing funding, estimated at up to US$34 million, through the State of Wyoming’s Industrial Development Bond financing program. The Company is currently working with the State and Sweetwater County to advance documents for the closing of the loan facility. In addition, the Company is in negotiations with RMBAH to expand the recently obtained a US$20 million Loan Facility and continues to explore other financing opportunities. There can be no assurance that the Company will be able to finalize and close any of these financial arrangements at the terms currently specified, or at all. The uncertainty of being able to close these financial arrangements casts substantial doubt as to the Company's ability to continue as a going concern. If the Company is unable to finalize and close any of these financial arrangements, it would be required to obtain additional sources of financing (debt or equity) on a timely basis, and it may become necessary to defer certain expenditures to preserve working capital.  A delay in funding may also impact the Company’s ability to complete the Pathfinder acquisition.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, deposits and restricted cash. These assets include Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.18% to 1.8% and mature at various dates up to February 5, 2014. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation leaving approximately $19.1 million at risk at June 30, 2013 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of June 30, 2013.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

As at June 30, 2013, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $9.7 million which are due within normal trade terms of generally 30 to 60 days. In addition, the Company has $5.4 million due within one year as the current portion of notes payable. For discussion of liquidity risk see Liquidity and Capital Resources section above.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. As the US$ is now the functional currency of U.S. operations, the currency risk has been significantly reduced.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments, deposits, restricted cash and debt financings. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions chosen by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk

The Company maintains a balance of less than $0.4 million in foreign currency resulting in a low currency risk.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would a $0.1 million impact for the six months ended June 30, 2013. This would impact the cost of construction as interest on the Loan Facility was capitalized during this period. Subsequent to the construction period, the impact would have been on the net loss of the Company. This impact is primarily as a result of the Company having a loan facility whose interest rate is tied to a published LIBOR rate. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the six months ended June 30, 2013 and 2012, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company will consider and review potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized over the estimated productive life of the property.

As of June 30, 2013, the current and long term price of uranium was US$39.60 and US$57.00, respectively. This compares to prices of US$43.38 and US$56.50 as of December 31, 2012. As our production is not anticipated until the latter portion of 2013, the Company continues to focus its attention on the long-term prices as the current spot price will only partially affect profitability once production is achieved due to the previously mentioned uranium sales agreements which have stated pricing. Other than as discussed earlier, management did not identify any impairment indicators for any of the Company’s mineral properties during the six months ended June 30, 2013.

Share-Based Compensation

The Company is required to initially record all equity instruments including warrants, restricted share units and stock options at fair value in the financial statements.

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued. Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument and the number of options that are expected to be forfeited. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the six months ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated February 27, 2013 which are filed, respectively, on SEDAR at www.sedar.com and the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2013

(Information as at July 25, 2013 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director

Wayne W. Heili, B.Sc. – President, Chief Executive Officer and Director

W. William Boberg, M.Sc., P. Geo. – Director

Thomas Parker, M.Eng., P.E. – Director and Audit Committee Chair

James M. Franklin, PhD, FRSC, P. Geo. – Director and Technical Committee Chair

Paul Macdonell, Diploma Public Admin. – Director, Compensation Committee Chair and Corporate Governance and Nominating Committee Chair

Roger L. Smith, CPA, MBA – Chief Financial Officer and Chief Administrative Officer

Steven M. Hatten, B.Sc. – Vice President Operations

John W. Cash, M.Sc. – Vice President of Regulatory Affairs, Exploration & Geology

Penne A. Goplerud, J.D. – General Counsel and Corporate Secretary

Corporate Offices

Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373
Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882

Website

www.ur-energy.com

Trading Symbols

TSX: URE

NYSE MKT: URG

Independent Auditors

PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel

Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker

Royal Bank of Canada, Ottawa

Transfer Agent

Computershare Investor Services Inc., Toronto

Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO

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